February 20, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Bank of Montreal, under the Exchange Act of 1934:

- MicroSectors™ FANG+™ 3× Leveraged ETNs due February 17, 2045
- MicroSectors™ U.S. Big Banks 3× Leveraged ETNs due February 17, 2045
- MicroSectors™ U.S. Big Banks -3× Inverse Leveraged ETNs due February 17, 2045
- MicroSectors™ U.S. Big Oil 3× Leveraged ETNs due February 17, 2045
- MicroSectors™ U.S. Big Oil -3× Inverse Leveraged ETNs due February 17, 2045

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com